

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Amendment No. 8 to Form S-1**
> **Filed April 30, 2014**
> **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Business, page 19

Entry into Agreement to Acquire Certain Assets of Loyalty Staffing, page 28

1. We note your response to and reissue comment two. Tell us how you applied the guidance in Rule 3-05 of Regulation S-X in evaluating whether you are required to include audited financial statements of Loyalty Staffing Services, and pro forma financial information reflecting this acquisition as required by Rule 11-01 of Regulation S-X. It appears that this acquisition is significant at the greater than 50% level based on the purchase price.

Management's Discussion and Analysis…, page 32

Discussion of the Year ended December 31, 2013, page 36

2. We note that you attribute the increase in revenue from 2012 to 2013 to the addition of
    new customers during 2013. You report a smaller operating and net loss from 2012;
    however it is unclear what underlying reasons accounted for the year-over-year changes
    in revenue and expense. In this regard, please revise to:

    •   clearly disclose and quantify each material factor that contributed to the change in
        revenue and cost of sales;
    •   provide insight into the underlying business drivers or conditions that contributed to
        these changes; and
    •   describe any known trends or uncertainties that have had or you expect may
        reasonably have a material impact on your operations and if you believe that these
        trends are indicative of future performance.

    For further guidance, please refer to Item 303 of Regulation S-K and the Commission's
    Interpretive Release on Management's Discussion and Analysis of Financial Condition
    and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-
    8350.htm.

Note 4. Going Concern, page F-8

3. Please revise to expand your description of the financial difficulties giving rise to the
    going concern opinion issued by your auditors and provide a discussion of a viable plan
    that has the capability of removing the threat to the continuation of your business.

    You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French,
Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202)
551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

                                              Sincerely,

                                              /s/ Kathleen Krebs, for

                                              Larry Spirgel
                                              Assistant Director

cc: Via E-mail
        Lee W. Cassidy, Esq.
        Anthony A. Patel, Esq.
        Cassidy & Associates